[CHIRON LETTERHEAD]

                                                       SEAN P. LANCE
                                            Chairman and Chief Executive Officer

20 February, 2001


Dr. Lewis T. "Rusty" Williams
125 Chapel Drive
Mill Valley, CA  94941



Dear Rusty,

         I am writing to confirm certain changes in the terms of your employment with Chiron. We received the Board's approval for these terms at the Board Meeting of 16 February 2001.

1. DEFINITION OF ROLE AND TRANSITION. You have indicated your desire to seek a new professional challenge and to step down from service as head of R&D at Chiron. We will launch immediately a search for a successor. Between now and the end of February, I will work with you to define a new role for you within Chiron or in association with Chiron. This new role would become effective after a period of transition, but generally we would expect it to be in place in the May-June timeframe. The new role would not include continued services on the Board of Directors. Accordingly, unless we agree to the contrary with the Nominating Committee's approval, you would not stand for re-election at the May Annual General Meeting.

2. IMMEDIATE OBJECTIVES. Between now and May 31, as part of your responsibilities as head of R&D, you will continue to be responsible, subject to our normal approval processes, for refinement and implementation of R&D strategy, including:

- Initiatives to achieve excellence in development of novel products, including any necessary revision to our organization, processes, systems and perhaps staffing;
- Refining and "right-sizing" of our research efforts, including identification of the resource requirements for the next 3-5 years and the platforms, approaches and organizations and transitional staffing necessary to achieve our strategic plan and maintain a highly productive and sustainable research program; and

Dr. Williams
20 February, 2001


- Organizing and recruiting a Scientific Advisory Board with world-class participants and processes to add value to Chiron.

         Beyond May 31, your role will change. I encourage you to remain as an employee of Chiron after May 31, 2001. We contemplate that you would pass to a successor your responsibilities as head of R&D and we would need to agree on your new role. It might focus on early stage research initiatives such as functional genomics and proteomics and specific leadership of our efforts to advance our most promising preclinical projects into clinical development rapidly and with robust development plans. This new role as an employee might be less than full-time; in which case we contemplate appropriate adjustment in your compensation.

         However, I also recognize that you ultimately may choose to leave Chiron to pursue new professional challenges. In which case, I support the development of a mutually agreeable consulting arrangement in the areas of S*Bio, proteomics, and/or other areas of possible mutual interest. If you leave Chiron for a position in academia, we will enter into a consulting agreement for one year to engage approximately 20-40% of your time with compensation to be the vesting of 20,000 additional shares of your restricted stock. This consulting arrangement might provide for the transfer from Chiron to your new academic setting of mutually agreed upon projects and related personnel (not exceeding 4-5 scientists at the principal scientist level or below) all on terms to be agreed. Further, we would expect, under such consulting agreement, that you would continue your active scientific involvement in those projects in the Biological Discovery and Genomic Groups in which you have participated directly as senior scientific mentor, including participation in scientific publications, as appropriate. The consulting arrangement, of course, could be renewed on mutually agreeable terms. If you should subsequently join a biotech or pharmaceutical company, the consulting arrangement would terminate and a pro-rated settlement of the restricted stock vesting would then be made, unless your new employer was a collaborator with Chiron under terms acceptable to Chiron dealing with conflicts of interest, competition and solicitation of employees.

3. RESTRICTED STOCK. In consideration of your services with Chiron until May 31, 2001 we will recommend to the Board that 40,000 shares of your January 2, 1998 restricted stock grant be made available to you for accelerated vesting if and when you choose to leave Chiron for a new position in an academic setting or in a commercial setting that does not compete with Chiron for corporate opportunities or employees. We have agreed that any position with S*Bio or a Singapore-based venture fund or a proteomic start-up that supports Chiron's proteomic strategy would be deemed not to compete with Chiron for this purpose. Further, your service beyond May 31, 2001 as an employee or in a consulting capacity, other than the consulting arrangement in academia discussed above, will result in a further acceleration of vesting of this restricted stock grant at the rate of 1667 shares per month on a full-time basis, or a pro-rated amount on a part-time basis, subject to appropriate non-compete and non-solicitation covenants. If you leave employment status, your stock options will cease to vest and must be exercised within 90 days, in accordance with their current terms.

4. CONSTRUCTIVE TERMINATION. In view of your request and agreement that we restructure your work within Chiron and that you transition out of the position of President of R&D, you agree that future changes in your position and/or responsibilities within Chiron, or as a consultant if you choose to leave, shall not trigger a lump sum severance payment or acceleration of vesting of your restricted stock as contemplated in our letter agreement of January 27, 1998.

         If these changes are consistent with your understanding, please sign and return to Linda Short a copy of this letter.


Yours sincereley,

/s/ SEAN

Sean P. Lance

Dr. Williams
20 February, 2001


Agreed:


/s/ Lewis T. Williams
----------------------------------------
Lewis T. "Rusty" Williams, M.D., Ph.D.